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                               August 4, 2022

       Janet H. Zelenka
       Executive Vice President and Chief Financial Officer
       Stericycle, Inc.
       2355 Waukegan Road
       Bannockburn, IL 60015

                                                        Re: Stericycle, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-37556

       Dear Ms. Zelenka:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 24, 2022

       General

   1. We note that you provided more expansive disclosure in your 2021 Corporate Social
                                                        Responsibility Report
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your 2021 Corporate Social Responsibility Report.
       Risk Factors, page 20

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities, credit risks, or technological changes.
   3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 Janet H. Zelenka
FirstName
Stericycle, LastNameJanet H. Zelenka
            Inc.
Comapany
August      NameStericycle, Inc.
        4, 2022
August
Page  2 4, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

4. We note you disclose on page 12 of your Form 10-K that you are optimizing your transportation network to reduce miles driven and overall greenhouse gas impact and that you anticipate modernizing your plant equipment to lessen your overall energy consumption. We also note your disclosure on page 14 of your proxy statement discussing your ESG Progress during 2021 and ESG Objectives for 2022. Please tell us about and quantify past and/or future capital expenditures for climate-related projects for each of the periods for which financial statements are presented in your Form 10-K and those planned for future periods.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for services that result in lower emissions than competing products;
             increased competition to develop innovative new services that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or services that produce material greenhouse gas emissions.
6. We note your disclosure on page 30 of your Form 10-K regarding the impact of the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
7. We note your disclosures on pages 16 and 25 of your Form 10-K regarding compliance with environmental laws and regulations. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.
8. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.
 Janet H. Zelenka
Stericycle, Inc.
August 4, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameJanet H. Zelenka                        Sincerely,
Comapany NameStericycle, Inc.
                                                          Division of
Corporation Finance
August 4, 2022 Page 3                                     Office of Energy &
Transportation
FirstName LastName